Givaudan



06013315

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 8 May 2006
RG/rmj6752
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following
document issued by Givaudan SA:

Type of information or report	Made public, filed or distributed	Corresponding item on Annex A
Givaudan SA discloses that Deutsche Bank holds 5.42% of voting rights	8 May 2006	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont   R. Garavagno

Enclosure mentioned

Givaudan SA   5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs   roberto.garavagno@givaudan.com www.givaudan.com

**"ANDRE FILLIEZ,
GIVAUDAN S.A."**
<afilliez@bloomberg.net>

08.05.2006 09:52

To ROBERTO.GARAVAGNO@GIVAUDAN.COM

cc

bcc

Subject (CRL) GIVAUDAN SAYS DEUTSCHE BANK HOLDS 5.42
PERCENT OF VOT

GIVAUDAN SAYS DEUTSCHE BANK HOLDS 5.42 PERCENT OF VOTING RIGHTS
2006-05-08 03:49 (New York)

The attached is an image reproduction of a press release issued by Givaudan SA
and received via e-mail. The release was not confirmed by the sender.

Provider ID: 00000087
-0- May/08/2006 7:49 GMT

GIVAUDAN SA

Shareholding disclosure
In accordance with the Swiss Stock Exchange Act,

Deutsche Bank AG, London Branch, 1 Great Winchester Street, London, England
Deutsche Bank AG, Zweigniederlassung Zürich, Uraniastr. 9, Zürich, Switzerland
Deutsche Asset Management Investmentgesellschaft GmbH, Mainzer Landstr., Frankfurt, Germany
DWS Investment GmbH, Mainzer Landstr., Frankfurt, Germany
DWS Austria Investmentgesellschaft GmbH, Hohenstaufengasse 4, Wien, Austria
Deutsche Asset Management (Japan) Ltd, Nagata-cho, Chiyoda-ku, Tokyo, Japan
Deutsche Investment Management Americas Inc, 345 Park Avenue, New York, USA

have notified Givaudan SA, 5, chemin de la Parfumerie, 1214 Vernier, Switzerland, that they hold, acting in concert as affiliates of the same group, a total of 401'119 Givaudan SA's registered shares, carrying potentially 5.42% of voting rights.